Exhibit 99.32

                          UNITED STATES DISTRICT COURT
                          SOUTHERN DISTRICT OF FLORIDA

                                                     CASE NO. 96-8889-CIV-ZLOCH
                                                     Magistrate Judge Seltzer

WESTAR CAPITAL, INC.,

                       Plaintiff,

 vs.

ADT LTD., MICHAEL A. ASHCROFT,
STEPHEN J. RUZIKA, JOHN E.                           MEMORANDUM OF LAW OF
DANNEBERG, ALAN B. HENDERSON,                        THE ADT DEFENDANTS IN
JAMES S. PASMAN, JR., W. PETER                       OPPOSITION TO PLAINTIFF'S
SLUSSER, WILLIAM W. STINSON,                         MOTION FOR EXPEDITED
RAYMOND S. TROUBH, and                               TRIAL
REPUBLIC INDUSTRIES, INC.,

                       Defendants.

         Defendants ADT Ltd. ("ADT"), Michael A. Ashcroft, Stephen J. Ruzika, John E. Danneberg, Alan B. Henderson, James S. Pasman, Jr., W. Peter Slusser, William W. Stinson, and Raymond S. Troubh (collectively, the "ADT Defendants") respectfully submit this memorandum of law in opposition to plaintiff's motion for an expedited trial.1

--------
         1 By appearing for purposes of opposing plaintiff's motion for an expedited trial, the ADT Defendants are not intending to waive any arguments based on lack of personal jurisdiction.



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         As with plaintiff's other emergency requests in this case, the time pressure that plaintiff claims to be under is self-imposed. Plaintiff first chose March 20 as the date on which it wanted to have a shareholders meeting and then argued that this deadline required expedited discovery and proceedings before this Court. Plaintiff now claims that it must have an expedited trial on its warrant claims by March 26 when the warrant is due to expire. However, it was plaintiff that chose to make its tender offer conditional on the invalidation of the warrant in order to reduce the price it was offering to pay for ADT. In each instance, expedited relief is simply a means for plaintiff to impose its takeover terms on ADT.

         By its submission to the Court today, plaintiff has now stated that it is not prepared to proceed with a shareholders meeting on or before March 20. See Supplemental Memorandum of Law In Support Of Plaintiff's Motion for a Preliminary Injunction, dated March 5, 1997, at 3 n.2. This admission undercuts plaintiff's repeated claim that it is being irreparably harmed and its requests for any expedited relief in this case.

         Plaintiff's request for special preference on the Court's schedule is undeserving in other respects as well. Plaintiff did not challenge the Republic warrant when it was first announced in July 1996, but instead waited until December, after a change in the market and after the announcement of its proposed takeover offer. In July, Republic was offering $28 per share to acquire ADT and the warrant price was above market. By December, plaintiff was offering to acquire ADT at the bargain-basement price of no more than $22.50 per share, and the market price of ADT stock had risen above the warrant price. In short,



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plaintiff's warrant claims are an opportunistic effort to profit from market changes, not an attempt to address any legal wrong.

         Finally, plaintiff's proposed expedited schedule would eliminate the ADT Defendants' right to a fair hearing. Plaintiff has taken the position that until the ADT Defendants file an answer and counterclaims they are not entitled to pursue discovery. That position would force the ADT Defendants to waive jurisdictional and other defenses in order to defend themselves on the merits at an expedited hearing. The ADT Defendants' rights are no less important than plaintiff's rights, however, and there is no authority for requiring a defendant to waive any legal rights so that the plaintiff may proceed on an expedited schedule of its own choosing.


A.       Plaintiff Is Not Entitled To Special
         Preference On The Court's Docket
         ------------------------------------

         There is no authority for the notion that a plaintiff can demand expedited treatment for his case simply by imposing his own deadlines. Courts have held that a trial will only be expedited upon a showing of extraordinary hardship, irreparable harm or other exceptional circumstances justifying the priority of one civil case over another. See Andrew Corp. v. Gabriel Elec., Inc., 735 F. Supp. 24, 27 (D. Me. 1990) (denying request for expedited trial because "the crush of the combined docket makes it difficult to give preferred status to any case"); Zukowski v. Howard, Needles, Tammen and Bergendoff, 115 F.R.D. 55, 56-57 (D. Col. 1987) (denying request for expedited trial because no showing of extraordinary



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hardship; describing crowded federal docket and stating that "[a]s a matter of public interest, this case is not distinguishable from other cases involving the private rights of a limited number of individuals"); Chrysler Corp. v. Fedders Corp., 540 F. Supp. 706, 732 (S.D.N.Y. 1982) (denying request for expedited trial because the case is not exceptional and "is surely not deserving of any special preference on the Court's trail calendar"); Voinovich v. Cleveland Board of Directors, 539 F. Supp. 1100, 1102 (N.D. Ohio 1982) (denying request for expedited hearing because there was "no danger of irreparable harm"); Jones v. Smith, 474 F. Supp. 1160, 1171 (S.D. Fla. 1979) (granting request for expedited hearing where the plaintiff had shown irreparable harm).

         Moreover, in making its application, plaintiff has ignored the system of case management tracks set forth in this Court's local rules. Plaintiff has not requested that this case be treated on an expedited basis under the local rules or attempted to apply the factors enumerated in the local rules to guide the proper classification of cases. See S.D. Fla. L.R. 16.1(A).

         Finally, while plaintiff states that a trial of its claims concerning the warrant would be "feasible" prior to March 26, 1997 (see Pl. Mem. at 3-4), plaintiff ignores the inefficient use of resources that would result from this Court trying certain of plaintiff's claims now and others later. Contrary to plaintiff's arguments, its claims cannot be easily separated. All of plaintiff's claims arise from actions by ADT and its board within a seven-month period in response to a series of transactions and corporate events. Judicial resources would surely be



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wasted in having to repeat testimony, evidence and other proceedings --
including background information about the parties and events, expert testimony on the duties of corporate boards under Bermuda law, and jury selection and instructions. Under these circumstances, conducting more than one trial is not efficient or practical. See Charpentier v. Blue Streak Offshore, Inc., No. 96-323, 1996 WL 383126, *1 (E.D. La. July 3, 1996) (denying request to bifurcate case and expedite part of it for trial on grounds of judicial economy).


B.       Plaintiff Has Not Alleged A Claim
         Deserving Of Expedited Relief
         ---------------------------------

         Plaintiff's warrant claims are not substantial enough on the merits to deserve any preferential treatment. Instead, plaintiff's claims are riddled with omissions and inconsistencies.

         Plaintiff does not, and cannot, allege that there was anything illegal about the warrant. Under Bermuda law, corporations are fully able to commit to issue additional shares as they deem it appropriate. See, e.g., Howard Smith Ltd. v. Ampol Petroleum Ltd., [1974] A.C. 821, 834-35 (issuance of stock by a corporation in the interests of the company is permitted). The warrant was nothing more than a commitment by ADT to issue additional shares at a fixed price to Republic. So long as ADT's board issued the warrant to benefit the interests of ADT and its shareholders, the warrant's issuance was entirely proper.

         Plaintiff also does not, and cannot, allege that is was improper to pay Republic a fee


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in the event that the proposed merger with Republic fell through. Such fees, known as "break-up" fees, are commonplace in large mergers. See, e.g., In re Santa Pacific Corp. Shareholder Litig., 1995 WL 334258, *11 (Del. Ch. May 31,
1995). In fact, plaintiff itself recently agreed to a cash break-up fee of up to $50 million in a recent merger agreement with another utility.

         The only remaining issue is whether the form of the break-up fee in this case -- a warrant for the issuance of stock -- was illegal or improper. None of the case law which plaintiff cites in its brief addresses this issue and it seems clear that, absent some extraordinary circumstances not present here, stock warrants are a proper form of break-up fee. In fact, warrants may be less burdensome than cash fees. Warrants improve a corporation's cash flow because the corporation receives cash in exchange for the issuance of stock and, in this case, the price of that exchange was set below the then current market price.

         Plaintiff's attacks on the warrant are also internally inconsistent. On the one hand, for example, plaintiff argues that the warrant was an unlawful attempt by the ADT board to entrench itself in office. On the other hand, however, plaintiff also alleges that the ADT board acted too quickly in agreeing to merge itself out of existence in the transaction with Republic. How can a board that agrees to be bought out at a higher price than plaintiff is now offering be accused of entrenchment?

         Plaintiff also argues that it was for purposes of entrenchment that the proxy to vote


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the warrant shares was given to ADT's chairman. This argument assumes
(incorrectly) that it was ADT, not Republic, that first requested that Michael Ashcroft, ADT's chairman, hold the proxy. In addition, the proxy can only be exercised "assuming that Republic does not sell the shares in the open market." See Pl. Mem. at 6. The warrant is hardly an effective entrenchment device when the proxy on the warrant shares can be so easily terminated. In fact, as plaintiff also acknowledges, Republic has asked for the shares to be registered with the Securities and Exchange Commission (the "SEC"), a necessary prerequisite to their being sold. See id. The scenario that plaintiff envisions -- first, that the warrant will be exercised; second, that Republic will decide not to sell the warrant shares; and third, that ADT's chairman will still have the proxy at the time of the shareholders meeting -- is thus utter speculation.

         Without a strong argument that either the warrant or the proxy on the warrant is improper, plaintiff is reduced to arguing that the mere issuance of the additional shares pursuant to the warrant will dilute its position in ADT stock and make it more difficult to win a proxy contest at a shareholders meeting. See Pl. Mem. at 6. By plaintiff's own calculations, its ownership interest in ADT will be reduced by only 2.6% -- hardly a material decline. See id. Moreover, under plaintiff's line of reasoning, ADT should be prevented from issuing any more stock so long as plaintiff is attempting to take control of ADT, because any issuance would lead to dilution of plaintiff's ownership position. Such a ruling would be completely at odds with the interests of ADT's shareholders.



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         None of the cases cited by plaintiff hold that the marginal dilution of a shareholder's stock by the issuance of shares constitutes a breach of fiduciary duty. Plaintiff's reliance on Howard Smith Ltd. v. Ampol Petroleum
Ltd. [1974] A.C. 821, and Piercy v. S. Mills & Co., Ltd., [1920] 1 CH. 77 (Ch.
D.), is misplaced. Those cases held that the defendant directors breached their duties to the corporation when they issued stock for the improper purpose of depriving a majority shareholder of his control position. See Piercy, at 79-80, 85; Howard Smith, at 837. This is not the issue in this case. Plaintiff is not a majority shareholder, and the exercise of the warrant -- quite apart from not depriving plaintiff of majority control --would only immaterially dilute its ownership position. Moreover, it is inconceivable that ADT issued the warrant solely for the purpose of diluting plaintiff's position when the warrant was negotiated months before plaintiff launched its hostile tender offer and at a time that plaintiff was representing in its filings with the SEC that its holdings of ADT stock were for "investment purposes" and not to take control of ADT.

         The U.S. cases cited by plaintiff do not suggest that the warrant was improper either. As with the English cases, the U.S. cases are inapplicable because they involve the issuance of stock which either converts a majority shareholder into a minority shareholder (see e.g., Condec Corp. v. Lunkenheimer Co., 230 A.2d 769 (Del. Ch. 1967)) or completely eliminates the voting power of the majority stockholder (see, e.g., Phillips v. Insituform of North America Inc., 1987 WL 16285 (Del. Ch. 1987)). Like the English cases, Condec involved only the issuance of stock for the "primary purpose" of depriving a majority



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shareholder.  See Condec, 230 A.2d at 361-362.2

--------
         2 Plaintiff's citation to Beztak Co. v. Bank One Columbus, 811 F. Supp. 274 (E.D. Mich. 1992), is grossly misleading. Betzak did not involve the issuance of stock at all. Rather, the case involved whether a bank could sell stock pledged as collateral to secure a defaulted loan. While the merits of the case were litigated, the court enjoined the bank's sale of the stock. See id.
at 278-79, 284-85.


C.       Plaintiff Will Not Suffer Irreparable
         Harm Without An Expected Trial
         -------------------------------------

         Plaintiff cannot make a showing of irreparable harm either. First, plaintiff's argument that injunctive relief is required because plaintiff may have to pay an additional $37.5 million to buy ADT's outstanding shares (see Pl. Mem. at 6) is unfounded. Courts have repeatedly held that to find irreparable harm and issue injunctive relief, the plaintiff's injury cannot be compensable by money damages. See Tucker Anthony Realty Corp. v. Schlesinger, 888 F.2d 969, 975 (2d Cir. 1989).

         Second, rather than speculate about how the warrant shares may be voted, if at all, at a future shareholders meeting, this Court will be better able to fashion relief after the meeting occurs. For example, if ADT's chairman seeks to vote the warrant shares at the meeting and if those votes are material to the outcome of the vote, plaintiff could seek relief at that time when the Court and the parties would have all of the necessary facts before them. See Union Pac. Corp. v. Santa Fe Pac Corp., Civ. A. Nos. 13778, 13587, 1994 WL 586924, at *1 (Del. Ch. Oct. 18, 1994) (ADT Ex. 10) ("under no scenario could a



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shareholder vote inflict harm that could not be remedied after the shareholders meeting").3


--------
         3 The cases cited by plaintiff which find irreparable injury are inapposite. In each case, the court found that the action to be enjoined would have consequences which would be impossible to unscramble. See Sonesta Int'l Hotels Corp. v. Wellington Asoc., 483 F.2d 247 (2d Cir. 1973) (enjoining a tender offer because if the offer was consummated, any harm could not be undone); Rievman v. Burlington Northern Railroad Co., 618 F. Supp 592 (S.D.N.Y.
1985) (enjoining exchange of securities where subsequent valuation would be impossible to quantify).


D.       Defendants Would Be Severely
         Prejudiced By An Expedited Schedule
         -----------------------------------

         The ADT Defendants would be unfairly prejudiced by an expedited trial of the warrant claims because they have not yet filed their affirmative defenses or counterclaims with respect to those claims and have not been permitted to conduct any discovery.


E.       The Court Should Not Impose
         A Five-Day Notice Period
         ------------------------

         Plaintiff had cited no precedent for its request that this Court order that it be given five days notice before the warrant is exercised. Such an order would necessitate the entry by this Court of an injunction adding terms to the warrant -- a privately negotiated contractual arrangement between ADT and Republic. Plaintiff has met none of the requirements for such an extraordinary injunction.




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                                   Conclusion

         For the reasons set forth above, the ADT Defendants respectfully request that this Court deny plaintiff's motion for an expedited trial and for a five days notice period.



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                             Certificate of Service

         I HEREBY CERTIFY that on this 5th day of March 1997 a true and correct copy of the foregoing was sent by facsimile to (i) John L. Hardiman, Sullivan & Cromwell, 125 Broad Street, New York, New York 10004, counsel for plaintiff,
(ii) Martin L. Steinberg, Holland & Knight, LLP, 701 Brickell Avenue, Miami, Florida 33101, counsel for plaintiff, (iii) Henry Latimer, Eckert Seamans Cherin & Mellot, 450 Las Olas Boulevard, Ft. Lauderdale, Florida 33301, counsel for Republic Industries, Inc. ("Republic"), and (iv) Thomas Allingham, Jr., Skadden Arps, Slate, Meagher & Flom, One Rodney Square, P.O. Box 636, Wilmington, Delaware 19899-0636, counsel for Republic.



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         Dated: Miami, Florida

                                         PODHURST, ORSECK, JOSEFSBERG
                                         EATON, MEADOW, OLIN & PERWIN, P.A.

                                         By: /s/ Robert C. Josefsberg by KWE
                                             -------------------------------
                                                 Robert C. Josefsberg
                                                 Florida Bar No. 040856



                                         By:  /s/ Katherine W. Ezell
                                              ------------------------------
                                                  Katherine W. Ezell
                                                  Florida Bar No. 114771

                                         Suite 800, City National Bank Building
                                         25 West Flagler Street
                                         Miami, Florida 33130-1780
                                         Tel:  (305) 358-2800
                                         Fax: (305) 358-2382

                                                      - and -

         Of Counsel:                     DAVIS POLK & WARDWELL
         Michael P. Carroll              450 Lexington Avenue
         James H.R. Windels              New York, New York 10017
                                         Tel: (212) 450-4000
                                         Fax: (212) 450-4800

                                         Attorneys for the ADT Defendants



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